Form 10-K, Exhibit 13
period 1996-12-31
OREILLY AUTOMOTIVE INC
filed 1997-03-31
CIK 898173

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
       Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders

                     Selected Consolidated Financial Data

--------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,           1996      1995      1994      1993     1992      1991     1990     1989     1988
--------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE
 DATA)

INCOME STATEMENT DATA:
  Product sales                 $259,243  $201,492  $167,057  $137,164  $110,147  $94,937  $82,372  $71,935  $59,728
  Cost of goods sold, including
   warehouse and distribution
   expenses                      150,772   116,768    97,758    82,102    65,066   56,255   50,027   44,930   36,246
--------------------------------------------------------------------------------------------------------------------
    Gross profit                 108,471    84,724    69,299    55,062    45,081   38,682   32,345   27,005   23,482
  Operating, selling, general
   and administrative expenses    79,620    62,687    52,142    42,492    35,204   29,961   26,750   23,231   19,281
--------------------------------------------------------------------------------------------------------------------
    Operating income              28,851    22,037    17,157    12,570     9,877    8,721    5,595    3,774    4,201
  Other income (expense), net      1,182       236       376       216       204     (104)    (566)    (367)    (245)
  Provision for income taxes      11,062     8,182     6,461     4,556     3,686    3,167    1,837    1,269    1,437
--------------------------------------------------------------------------------------------------------------------
    Income from continuing
     operations before
     cumulative effects of
     changes in accounting
     principles                   18,971    14,091    11,072     8,230     6,395    5,450    3,192    2,138    2,519
  Cumulative effects of
   changes in accounting
   principles                          -         -         -         -      (163)       -        -        -        -
--------------------------------------------------------------------------------------------------------------------
  Income from continuing
   operations                     18,971    14,091    11,072     8,230     6,232    5,450    3,192    2,138    2,519
  Income (loss) from
   discontinued operations             -         -         -        48       129      (68)    (186)     (49)      22
--------------------------------------------------------------------------------------------------------------------
    Net income                   $18,971   $14,091   $11,072   $ 8,278   $ 6,361  $ 5,382  $ 3,006  $ 2,089  $ 2,541
====================================================================================================================
  Income per share from
   continuing operations
   before cumulative effects
   of changes in accounting
   principles                     $ 1.82    $ 1.58    $ 1.28     $1.00    $ 0.87   $ 0.74   $ 0.44   $ 0.29   $ 0.35
====================================================================================================================
  Income per share from
   continuing operations          $ 1.82    $ 1.58    $ 1.28    $ 1.00    $ 0.84   $ 0.74   $ 0.44   $ 0.29   $ 0.35
  Income (loss) per share from
   discontinued operations             -         -         -      0.01      0.02    (0.01)   (0.03)       -        -
--------------------------------------------------------------------------------------------------------------------
    Net income per share          $ 1.82    $ 1.58    $ 1.28    $ 1.01    $ 0.86   $ 0.73   $ 0.41   $ 0.29   $ 0.35
====================================================================================================================
  Cash dividends per share        $    -    $    -    $    -    $    -   $0.0017  $0.0015  $0.0015  $0.0015  $0.0014
  Weighted average common
   shares outstanding             10,432     8,910     8,655     8,235     7,359    7,327    7,311    7,306    7,238

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

               Selected Consolidated Financial Data (continued)

--------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,           1996      1995      1994      1993     1992      1991     1990     1989     1988
--------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SELECTED
 OPERATING DATA)

SELECTED OPERATING DATA:
  Number of stores at year
   end (a)                           219       188       165       145       127      116      112      106       98
  Total store square footage
   at year end (000's) (b)         1,155       923       785       671       571      511      480      427      386
  Weighted average product
   sales per store
   (000's) (b)                  $1,238.5  $1,101.2  $1,007.1    $948.9    $837.8   $759.1   $690.3   $637.2   $592.2
  Weighted average product
   sales per square foot (b)      $242.2    $227.3    $215.4    $208.7    $187.2   $174.4   $166.2   $160.0   $150.5
  Percentage increase in
   same-store product
   sales (c)                       14.4%      8.9%      8.9%     14.9%     11.4%     9.2%    11.2%     8.5%        *

BALANCE SHEET DATA:
  Working capital               $ 74,403  $ 80,471  $ 41,416  $ 41,193  $ 15,251  $13,434  $11,634  $ 9,853  $ 9,378
  Total assets                   183,623   153,604    87,327    73,112    58,871   49,549   46,148   45,200   31,620
  Short-term debt                  3,154       231       311       495     3,462    1,298    2,281    3,897    3,341
  Long-term debt, less
   current portion                   237       358       461       732     2,668    3,326    5,082    5,684    5,475
  Long-term debt related
   to discontinued
   operations, less current
   portion                             -         -         -         -     9,873   10,316    9,901    9,961    1,967
  Stockholders' equity           155,782   133,870    70,224    57,805    29,281   22,881   17,480   14,471   12,346

  * Because the Company was in the process of upgrading its accounting system, certain data required to provide comparable store product sales information for 1988 is not available.

(a) The number of stores at year end 1991 and 1992 are net of the combination in each such year of two stores located within one mile of each other. No other stores were closed during the periods presented.

(b) Total square footage includes normal selling, office, stockroom and receiving space. Weighted average product sales per store and per square foot are weighted to consider the approximate dates of store openings or expansions.

(c) Same-store product sales data are calculated based on the change in product sales of only those O'Reilly stores open during both full periods being compared. Percentage increase in same-store product sales is calculated based on O'Reilly store sales results, which exclude sales of specialty machinery, sales by outside salesmen and sales to employees.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

The information discussed below in Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements regarding matters that are not historical facts (including statements as to beliefs or expectations of O'Reilly Automotive, Inc. (the Company)) which are forward-looking statements. Because such forward-looking statements include risks and uncertainties, including those risks discussed in Exhibit 99.1 to the Company's 1996 Form 10-K, the Company's actual results could differ materially from those discussed below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's financial condition, results of operations and liquidity and capital resources should be read in conjunction with the consolidated financial statements of the Company, related notes and other financial information included elsewhere in this annual report.

RESULTS OF OPERATIONS
The following table sets forth certain income statement data of the Company as a percentage of product sales for the years included:

--------------------------------------------------------------------------------

Year Ended December 31,                         1996           1995        1994
--------------------------------------------------------------------------------

Product sales                                  100.0%         100.0%      100.0%

Cost of goods sold, including warehouse
    and distribution expenses                   58.2%          58.0%       58.5%
--------------------------------------------------------------------------------
Gross profit                                    41.8%          42.0%       41.5%

Operating, selling, general and
    administrative expenses                     30.7%          31.1%       31.2%
--------------------------------------------------------------------------------
          Operating income                      11.1%          10.9%       10.3%

Other income                                     0.5%           0.1%        0.2%
--------------------------------------------------------------------------------
Income before income taxes                      11.6%          11.0%       10.5%

Provision for income taxes                       4.3%           4.0%        3.9%
--------------------------------------------------------------------------------
Net income                                       7.3%           7.0%        6.6%
================================================================================

1996 COMPARED TO 1995
Product sales increased $57.8 million, or 28.7%, from $201.5 million in 1995 to $259.2 million in 1996 due to the opening of 31 new O'Reilly stores during 1996 and a $25.8 million, or 14.4% increase in same store product sales. Management believes that the consumer acceptance experienced by these new O'Reilly stores and the increased product sales achieved by the existing O'Reilly stores is the result of the continuation of media advertising by the Company during 1996 at levels comparable to 1995, an increase in the broad selection of SKU's available at the newer O'Reilly stores, the increase in inventory levels at most O'Reilly stores, and the increasing penetration of the general geographic markets in which the Company operates.

Gross profit increased 28.0% from $84.7 million (or 42.0% of product sales) in 1995 to $108.5 million (or 41.8% of product sales) in 1996. This decrease in gross profit margin was primarily attributable to the continued price competition among automotive parts retailers. The decrease was partially offset by lower product costs resulting from increased volume discounts obtained by the Company and other economies of scale achieved. Management believes that price competition among national and regional automotive parts retailers will continue to influence gross profit margins in 1997 and beyond.

Operating, selling, general and administrative expenses ("OSG&A expenses") increased $16.9 million from $62.7 million (or 31.1%

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

  Management's Discussion and Analysis of Financial Condition and Results of
                            Operations (continued)

of product sales) in 1995 to $79.6 million (or 30.7% of product sales) in 1996. The increased dollar amount of OSG&A expenses resulted primarily from the new store openings and additions to administrative staff and facilities which occurred during 1996 in order to support the increased level of the Company's operations. The decrease in OSG&A expenses as a percent of product sales in 1996 compared to 1995 was primarily due to economies of scale resulting from increased product sales.

The Company's provision for income taxes increased from 36.7% of income before income taxes in 1995 to 36.8% in 1996. The increase in the effective income tax rate was primarily due to more of the Company's sales occurring in states with higher income tax rates.

Principally as a result of the foregoing, net income in 1996 was $19.0 million or 7.3% of product sales, an increase of $4.9 million (or 34.6%) from net income in 1995 of $14.1 million, or 7.0% of product sales.

1995 COMPARED TO 1994
Product sales increased $34.4 million, or 20.6%, from $167.1 million in 1994 to $201.5 million in 1995 due to the opening of 23 new O'Reilly stores during 1995 and a $12.9 million, or 8.9% increase in same store product sales. Management believes that the consumer acceptance experienced by the new O'Reilly stores and the increased product sales achieved by the existing O'Reilly stores resulted in part from the increased use of media advertising by the Company during 1995. Management also believes that these increases resulted in part from the continued use of the new prototype store format which was introduced in 1994, adjustments to the in-store SKU mix to reflect changes in consumer demand, and the increase in inventory levels at most O'Reilly stores.

Gross profit increased 22.3% from $69.3 million (or 41.5% of product sales) in 1994 to $84.7 million (or 42.0% of product sales) in 1995. The increase in gross profit margin was primarily attributable to lower product costs resulting from increased volume discounts obtained by the Company and other economies of scale achieved. These increases were partially offset by the continued price competition among automotive parts retailers.

Operating, selling, general and administrative expenses increased $10.5 million from $52.1 million (or 31.2% of product sales) in 1994 to $62.7 million (or 31.1% of product sales) in 1995. The increased dollar amount of OSG&A expenses resulted primarily from the new store openings and additions to administrative staff which occurred during 1995 in order to support the increased level of the Company's operations.

The Company's provision for income taxes decreased from 36.9% of income from continuing operations before income taxes in 1994 to 36.7% in 1995. The decrease in the effective income tax rate was primarily due to more of the Company's sales occurring in states with lower income tax rates.

Net income in 1995 was $14.1 million or 7.0% of product sales, an increase of $3.0 million (or 27.3%) from net income in 1994 of $11.1 million, or 6.6% of product sales.

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities was $8.4 million in 1994, $.9 million in 1995 and $4.9 million in 1996. The decrease in 1995 compared to 1994 is principally the result of increases in accounts receivable, inventory and other current assets partially offset by increases in net income and accounts payable. The increase in inventory is primarily attributable to the addition of 23 new stores, an increase in inventory levels at most O'Reilly stores and the expansion of the Kansas City distribution center. The increase in 1996 compared to 1995 is principally the result of increases in net income and accounts payable, partially offset by increases in inventory and accounts receivable. The increase in inventory is due to the addition of 31 new stores, an increase in inventory levels at most O'Reilly stores and the opening of the Oklahoma City distribution center.

Net cash used in investing activities was $8.3 million in 1994, $49.9 million in 1995 and $11.2 million in 1996. The increase in cash

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

  Management's Discussion and Analysis of Financial Condition and Results of
                            Operations (continued)

used in 1995 was primarily the result of increased capital expenditures as well as net purchases of short-term investments with a portion of the proceeds from the Company's public offering of common stock which was completed in November, 1995. The decrease in cash used in 1996 was primarily due to an increase in the net proceeds from the sale of short-term investments, net of purchases, offset by increased capital expenditures.

Capital expenditures were $13.7 million in 1994, $28.6 million in 1995 and $34.5 million in 1996. These expenditures were primarily related to the opening of new O'Reilly stores and remodeling existing O'Reilly stores. The Company opened 20 new stores and remodeled or relocated 18 stores during 1994. During 1995, the Company opened 23 new stores and remodeled or relocated 21 stores. In 1996, the Company opened 31 new stores and remodeled or relocated 32 stores. Also, in 1994, 1995 and 1996, the Company purchased real estate for new stores and store relocations totaling approximately $3.5 million, $6.0 million and $7.8 million, respectively. The Company purchased real estate for the Oklahoma City distribution center totaling $.8 million in 1995. Construction costs for the Oklahoma City distribution center, which was completed in March 1996, totaled approximately $3.1 million.

The Company's store expansion program requires significant capital expenditures and working capital principally for inventory requirements. The Company plans to finance this expansion through cash expected to be provided from operating activities and available short-term bank borrowings.

In November 1995, the Company sold 1,600,000 shares of Common Stock through a public offering. The net proceeds from that offering amounted to $47.7 million. A portion of the proceeds were used to repay the Company's outstanding indebtedness under its bank credit facilities and the remainder was used to fund the Company's expansion program during 1995 and 1996.

The Company has available an unsecured line of credit with The Boatmen's Bank of Southern Missouri. Under the terms thereof, the Company may borrow up to $17.0 million until June 1997. Borrowings outstanding under the line of credit bear interest at LIBOR plus 1.00% (6.53% as of December 31, 1996). At December 31, 1996, $2.5 million was outstanding under the line of credit.

The Company also has available an unsecured revolving credit facility with Commerce Bank, N.A. of Springfield, Missouri. Under terms of this agreement, the Company may borrow up to $15 million upon compliance with various minimum financial ratios. This credit facility bears interest at LIBOR plus 1.25% (6.78% at December 31, 1996) and matures in May 1997. At December 31, 1996, $.5 million was outstanding under this credit facility.

The Company has entered into discussions with each of the banks providing such credit facilities above to extend the terms and the amounts available under the facilities. Management believes it can obtain an extension of the terms and an increase in the maximum borrowings available under such credit facilities. However, no assurances can be made that terms satisfactory to the Company can be obtained.

Management believes that the Company's existing cash and short-term investments, cash expected to be provided by operating activities, current and future bank credit facilities available and trade credit will be sufficient to fund both the short and long term capital and liquidity needs of the Company for the foreseeable future.

INFLATION AND SEASONALITY
The Company has been successful, in many cases, in reducing the effects of merchandise cost increases principally by taking advantage of vendor incentive programs, economies of scale resulting from increased volume of purchases and selective forward buying. As a result, management does not believe its operations have been materially affected by inflation.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

  Management's Discussion and Analysis of Financial Condition and Results of
                            Operations (continued)

The Company's business is seasonal to some extent primarily as a result of the impact of weather conditions on store sales. Store sales and profits have historically been higher in the second and third quarters (April through September) of each year than in the first and fourth quarters.

NEW ACCOUNTING STANDARDS
In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The effect of applying SFAS No. 121 was immaterial.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages (but does not require) companies to adopt a fair value based method of accounting for stock-based compensation plans, in place of the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." If the fair value based method of accounting is not adopted, SFAS No. 123 requires companies to disclose pro forma calculations in the notes to their financial statements of net income and net income per share as if the fair value based method of accounting had been applied. The Company accounts for their stock-based compensation plan in accordance with APB Opinion No. 25. The effect of applying the fair value method required by SFAS No. 123 to the Company's stock option awards results in net income and net income per share that are not materially different from amounts reported in the consolidated statements of income.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

                          Consolidated Balance Sheets


December 31,                                                 1996        1995
------------------------------------------------------------------------------
(In Thousands, Except Share Data)

ASSETS

Current assets:

   Cash                                                  $  1,207    $  2,833
   Short-term investments (Note 2)                          1,000      23,410
   Accounts receivable, less allowance for doubtful
    accounts of $444 in 1996 and $386 in 1995              11,296       9,460
   Inventory                                               83,909      58,979
   Deferred income taxes (Note 8)                              --         530
   Refundable income taxes                                    172         736
   Other current assets                                     2,568       2,698
                                                        ----------------------
Total current assets                                      100,152      98,646
                                                        ----------------------


Property and equipment, at cost:
   Land                                                    19,954      12,400
   Buildings                                               35,379      22,893
   Leasehold improvements                                   8,082       6,194
   Furniture, fixtures and equipment                       29,311      21,281
   Vehicles                                                 8,494       5,623
                                                        ----------------------
                                                          101,220      68,391


   Accumulated depreciation                                21,435      16,440
                                                        ----------------------
                                                           79,785      51,951


Notes receivable                                            1,510       1,540
Other assets                                                2,176       1,467
                                                        ----------------------
Total assets                                             $183,623    $153,604
                                                        ======================

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

                    Consolidated Balance Sheets (continued)


December 31,                                                1996         1995
--------------------------------------------------------------------------------

(In Thousands, Except Share Data)


Liabilities and stockholders' equity

Current liabilities:

   Notes payable to banks (Note 4)                        $  3,000      $     --

   Accounts payable                                         17,288        13,013

   Accrued expenses                                          3,953         3,123

   Accrued payroll                                           1,043         1,808

   Deferred income taxes (Note 8)                              311            --

   Current portion of long-term debt (Note 5)                  154           231
                                                      --------------------------
Total current liabilities                                   25,749        18,175



Long-term debt, less current portion (Note 5)                  237           358


Postretirement benefit obligation (Note 7)                     403           391


Deferred income taxes (Note 8)                               1,452           810


Stockholders' equity (Note 9):

   Preferred stock, $.01 par value:

      Authorized shares - 5,000,000

      Issued and outstanding shares - none                      --            --

   Common stock, $.01 par value:

      Authorized shares - 30,000,000

      Issued and outstanding shares - 10,468,507 in 1996
          and 10,362,170 in 1995                               105           104

   Additional paid-in capital                               73,964        71,024

   Retained earnings                                        81,713        62,742
                                                      --------------------------
Total stockholders' equity                                 155,782       133,870
                                                      --------------------------
Total liabilities and stockholders' equity                $183,623      $153,604
                                                      --------------------------
See accompanying notes.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

                       Consolidated Statements of Income


  Year ended December 31,                                             1996                  1995                   1994
--------------------------------------------------------------------------------------------------------------------------
(In Thousands, Except Per Share Amounts)

Product sales                                                       $259,243               $201,492               $167,057
Cost of goods sold, including warehouse and distribution
  expenses                                                           150,772                116,768                 97,758
Operating, selling, general and administrative expenses
  (Note 3)                                                            79,620                 62,687                 52,142
                                                                 ---------------------------------------------------------
                                                                     230,392                179,455                149,900
                                                                 ---------------------------------------------------------
Operating income                                                      28,851                 22,037                 17,157


Other income (expense):

  Interest expense                                                       (37)                  (299)                   (85)
  Interest income                                                        676                    342                    245
  Other, net                                                             543                    193                    216
                                                                 ---------------------------------------------------------
                                                                       1,182                    236                    376
                                                                 ---------------------------------------------------------
Income before income taxes                                            30,033                 22,273                 17,533
Provision for income taxes (Note 8)                                   11,062                  8,182                  6,461
                                                                 ---------------------------------------------------------
Net income                                                          $ 18,971               $ 14,091               $ 11,072
                                                                 =========================================================


Net income per share                                                $   1.82               $   1.58               $   1.28
                                                                 =========================================================
Weighted average common shares outstanding                            10,432                  8,910                  8,655
                                                                 =========================================================

See accompanying notes.
                                       9

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

                Consolidated Statements of Stockholders' Equity


                                                                    Common Stock     Additional
                                                                -------------------    Paid-In    Retained
                                                                Shares   Par Value     Capital    Earnings   Total
                                                                -----------------------------------------------------
                                                                                (In Thousands)

Balance at December 31, 1993                                     8,623        $ 86     $20,140     $37,579   $ 57,805
 Issuance of common stock under employee benefit plans              40           1       1,069           -      1,070
 Issuance of common stock under stock option plans                  16           -         277           -        277
 Net income                                                          -           -           -      11,072     11,072
                                                                 -----        ----     -------     -------   --------
Balance at December 31, 1994                                     8,679          87      21,486      48,651     70,224
 Issuance of common stock through public offering                1,600          16      47,696           -     47,712
 Issuance of common stock under employee benefit plans              46           1       1,191           -      1,192
 Issuance of common stock under stock option plans                  37           -         651           -        651
 Net income                                                          -           -           -      14,091     14,091
                                                                 -----        ----     -------     -------   --------
Balance at December 31, 1995                                    10,362         104      71,024      62,742    133,870
 Issuance of common stock under employee benefit plans              47           -       1,509           -      1,509
 Issuance of common stock under stock option plans                  60           1       1,431           -      1,432
 Net income                                                          -           -           -      18,971     18,971
                                                                 -----        ----     -------     -------   --------
Balance at December 31, 1996                                    10,469        $105     $73,964     $81,713   $155,782
                                                                ======        ====     =======     =======   ========

See accompanying notes.


                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

                     Consolidated Statements of Cash Flows

Year ended December 31,                                                              1996               1995              1994
---------------------------------------------------------------------------------------------------------------------------------
(In Thousands)

OPERATING ACTIVITIES

Net income                                                                           $18,971           $14,091          $11,072

Adjustments to reconcile net income to net cash provided by operating activities:

   Depreciation                                                                        6,105             4,038            3,246

   Provision for doubtful accounts                                                       592               467              307

   Gain on sale of property and equipment                                               (281)              (14)             (84)

   Deferred income taxes                                                               1,483               937               (6)

   Common stock contributed to employee benefit plans                                  1,028               867              762

   Postretirement benefits                                                                12                10               11

   Changes in operating assets and liabilities:

      Accounts receivable                                                             (2,428)           (2,285)          (1,395)

      Inventory                                                                      (24,930)          (16,520)          (7,639)

      Refundable income taxes                                                            564              (736)              --

      Other current assets                                                               130            (2,078)             403

      Other assets                                                                      (709)             (321)            (275)

      Accounts payable                                                                 4,275             2,678             (135)

      Accrued expenses                                                                   830               449              831

      Accrued payroll                                                                   (765)              401              166

      Income taxes payable                                                                --            (1,104)           1,104
                                                               -------------------------------------------------------------------
Net cash provided by operating activities                                              4,877               880            8,368

INVESTING ACTIVITIES

Purchases of property and equipment                                                  (34,459)          (28,552)         (13,708)

Proceeds from sale of property and equipment                                             801               119              105

Purchases of short-term investments                                                  (12,494)          (32,410)          (1,100)

Proceeds from sale of short-term investments                                          34,904            11,075            7,749

Payments received on notes receivable                                                     51                47               10

Advances made on notes receivable                                                        (21)             (195)          (1,392)
                                                              -------------------------------------------------------------------
Net cash used in investing activities                                                (11,218)          (49,916)          (8,336)


                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

               Consolidated Statements of Cash Flows (continued)



Year ended December 31,                        1996         1995       1994
----------------------------------------------------------------------------
(In Thousands)
Financing activities

Borrowings on notes payable to banks         $3,000      $ 9,100     $   --
Payments on notes payable to banks               --       (9,100)        --
Proceeds from issuance of long-term debt         --       15,776         --
Principal payments on long-term debt           (198)     (15,959)      (455)
Net proceeds from issuance of common stock    1,913       48,688        585
                                             ------------------------------
Net cash provided by financing activities     4,715       48,505        130
                                             ------------------------------
Net increase (decrease) in cash              (1,626)        (531)       162
Cash at beginning of year                     2,833        3,364      3,202
                                             ------------------------------
Cash at end of year                          $1,207      $ 2,833     $3,364
                                             ==============================

See accompanying notes.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

                  Notes to Consolidated Financial Statements
                       December 31, 1996, 1995 and 1994

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
O'Reilly Automotive, Inc. (the Company) is a specialty retailer and supplier of automotive after-market parts, tools, supplies and accessories to both the "Do-It-Yourself" consumer and the professional installer throughout Kansas, Missouri, Oklahoma and Arkansas.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORY
Inventory, which consists of automotive hard parts, maintenance items, accessories and tools, is stated at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of costing inventory had been used by the Company, inventory would have been $91,011,000 and $68,666,000 as of December 31, 1996 and 1995,
respectively.

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost. Depreciation is provided on straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred.

INCOME TAXES
The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. The liability method provides that deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

            Notes to Consolidated Financial Statements (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS
The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to $3,156,000, $2,797,000 and $2,119,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

PREOPENING COSTS
Costs associated with the opening of new stores, which consist primarily of payroll and occupancy costs, are charged to operations as incurred.

NET INCOME PER SHARE
Net income per share is computed using the weighted average number of shares of common stock outstanding during each period. Common stock equivalents outstanding during the periods are immaterial.

Supplementary income per share amounts for 1995, calculated to give effect to the reduction of interest expense and the increase in the weighted average number of shares outstanding sufficient to retire certain short and long-term indebtedness, as if the secondary public offering in 1995 had occurred at the beginning of the year, would not be materially different than reported per share amounts.

CONCENTRATION OF CREDIT RISK
The Company grants credit to certain customers who meet the Company's preestablished credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and consistently have been within management's expectations.

Since 1994, the Company has provided long-term financing to a company, through a note receivable, for the construction of an office building which is leased by the Company (see Note 6). The note receivable, amounting to $1,495,000 and $1,519,000 at December 31, 1996 and 1995, respectively, bears interest at 6% and is due in January 2005.

Additionally, the Company maintains cash balances at various financial institutions. Cash balances uninsured by the Federal Deposit Insurance Corporation totaled $783,000 and $3,552,000 at December 31, 1996 and 1995, respectively.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

            Notes to Consolidated Financial Statements (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying value of the Company's financial instruments, including cash, short-term investments, accounts receivable, accounts payable and long-term debt, as reported in the accompanying consolidated balance sheets, approximates fair value.

NOTE 2.  SHORT-TERM INVESTMENTS
In 1994, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of adopting SFAS No. 115 was immaterial.

The Company's short-term investments are classified as available-for-sale in accordance with SFAS No. 115 and are carried at cost, which approximates fair market value. At December 31, 1996, short-term investments consisted of preferred equity securities totaling $1,000,000. At December 31, 1995, short-term investments consisted of tax-exempt municipal bonds totaling $22,410,000 and preferred equity securities totaling $1,000,000.

NOTE 3.  RELATED PARTIES
The Company leases certain land and buildings related to its O'Reilly Auto Parts stores, under six-year operating lease agreements from O'Reilly Investment Company and O'Reilly Real Estate Company, partnerships in which certain stockholders of the Company are partners. Generally, these lease agreements provide for renewal options for an additional six years at the option of the Company (see Note 6). Rent expense under these operating leases totaled $1,729,000 in 1996, $1,701,000 in 1995, and $1,682,000 in 1994.

NOTE 4.  NOTES PAYABLE TO BANKS
The Company has available a short-term unsecured bank line of credit providing for maximum borrowings of $17 million under which $2,500,000 was outstanding at December 31, 1996. The line of credit, which bears interest at LIBOR plus 1.00% (6.53% at December 31, 1996), expires in June 1997.

The Company has available another unsecured revolving credit facility with a bank providing for maximum borrowings of $15 million, under which $500,000 was outstanding at December 31, 1996. This credit facility bears interest at LIBOR plus 1.25% (6.78% at December 31, 1996) and matures in May 1997. This agreement requires the Company to maintain various minimum financial ratios.

Indirect borrowings under letters of credit and guarantees of indebtedness of others totaled $636,000 and $1,526,000 at December 31, 1996 and 1995,
respectively.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

            Notes to Consolidated Financial Statements (continued)

NOTE 5.  LONG-TERM DEBT

At December 31, 1996 and 1995, long-term debt consisted of unsecured notes payable to various individuals, amounting to $391,000 and $589,000, respectively. The unsecured notes payable bear interest at rates ranging from 6% to 9% and are due in monthly installments of $23,000 including interest. The notes mature in varying amounts between 1997 and 2000, and $155,000 of such notes are guaranteed by certain stockholders of the Company.

Principal maturities of long-term debt for each of the next four years are as follows (amounts in thousands):

                                Year ending
                                December 31,
                                ------------
                                    1997                $154
                                    1998                  96
                                    1999                  98
                                    2000                  43

Cash paid by the Company for interest during the years ended December 31, 1996, 1995 and 1994 amounted to $35,000, $581,000 and $77,000, respectively.

NOTE 6.  COMMITMENTS

The Company leases certain office space, property and equipment under long-term, noncancelable operating leases. Future minimum rental payments, including commitments of $1,751,000 per year through 1998 and $555,000 in total thereafter in connection with the related-party leases described in Note 3, for each of the next five years ending December 31 and in the aggregate are as follows (amounts in thousands):

                                    1997             $ 3,276
                                    1998               3,063
                                    1999               1,316
                                    2000               1,002
                                    2001                 785
                                    Thereafter         3,375
                                                      ------
                                                     $12,817
                                                      ======

Rental expense amounted to $3,348,000, $3,316,000 and $3,007,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Construction commitments totaled approximately $3.1 million at December 31, 1996.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

            Notes to Consolidated Financial Statements (continued)

NOTE 7.  EMPLOYEE BENEFIT PLANS

The Company sponsors a contributory profit-sharing and savings plan that covers substantially all employees who are 21 years of age with at least six months of service. Employees may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company has agreed to make matching contributions equal to 50% of the first 2% of each employee's contribution and 25% of the next 2% of each employee's contribution. Additional contributions to the plan may be made as determined annually by the Board of Directors. After three years of service, Company contributions and earnings thereon vest at the rate of 20% per year of service with the Company. Company contributions charged to operations amounted to $1,229,000 in 1996, $980,000 in 1995 and $887,000 in 1994. Company contributions, in the form of common stock, to the profit-sharing and savings plan to match employee contributions during the years ended December 31 were as follows:

                                                      Market
                                     Shares            Value
                                     -----------------------
                        1996          9,893         $344,000
                        1995         10,674          297,000
                        1994         10,198          273,000

Profit-sharing contributions accrued at December 31, 1995, 1994, and 1993 were funded in the next year through issuance of shares of the Company's common stock as follows:

                                                      Market
                    Year Funded      Shares            Value
                    ----------------------------------------
                        1996         19,826         $684,000
                        1995         21,509          570,000
                        1994         16,939          489,000

The Company also sponsors an unfunded noncontributory defined benefit health care plan which provides certain health benefits to retired employees. According to the terms of this plan, retirees' annual benefits will be limited to $1,000 per employee starting at age 66 for employees with 20 or more years of service. Postretirement benefit costs for each of the years ended December 31, 1996, 1995 and 1994 were $12,000, $10,000 and $11,000, respectively.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

            Notes to Consolidated Financial Statements (continued)

NOTE 7.  EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company has a stock option plan under which incentive stock options or nonqualified stock options may be granted to officers and key employees. An aggregate of 1,000,000 shares of common stock are reserved for future issuance under this plan. The exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and will expire no later than 10 years from the date of grant. Options granted pursuant to the plan become exercisable no sooner than six months from the date of grant. In the case of a stockholder owning more than 10% of the outstanding stock of the Company, the exercise price of an incentive option may not be less than 110% of the fair market value of the stock on the date of grant, and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by any individual in any calendar year may not exceed $100,000. A summary of outstanding stock options is as follows:


                                                                        Number
                                                  Price per Share      of Shares
                                                  ------------------------------
          Outstanding at December 31, 1994         $17.50 -$33.75       302,775
           Granted                                  23.75 - 32.50       120,250
           Exercised                                17.50 - 26.00       (36,775)
           Canceled                                 17.50 - 32.25        (4,750)
                                                  ------------------------------
          Outstanding at December 31, 1995         $17.50 -$33.75       381,500
           Granted                                  28.75 - 40.00        25,750
           Exercised                                17.50 - 31.00       (60,150)
           Canceled                                 26.50 - 39.08       (17,750)
                                                  ------------------------------
          Outstanding at December 31, 1996         $17.50 -$40.00       329,350
                                                  ==============================

Options to purchase 318,850 shares were exercisable at December 31, 1996.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

            Notes to Consolidated Financial Statements (continued)

NOTE 7.  EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25 (APB No. 25). Under APB No. 25, no compensation expense is recognized because the exercise price of the Company's stock options equals or exceeds the market price of the stock on the date of grant. The effect of applying the fair value method required by SFAS No. 123 to the Company's stock option awards results in net income and net income per share that are not materially different from amounts reported in the consolidated statements of income.

The Company also maintains a stock option plan for nonemployee directors of the Company under which 50,000 shares of common stock are reserved for future issuance. All director stock options are granted at fair market value on the date of grant and expire on the earlier of termination of service to the Company as a director or seven years. Options granted under this plan become exercisable six months from the date of grant. A summary of outstanding stock options is as follows:

                                                                        Number
                                                   Price per Share     of Shares
                                                   -----------------------------
          Outstanding at December 31, 1994         $17.50 - $26.25      10,000
           Granted                                       27.00           5,000
                                                   -----------------------------
          Outstanding at December 31, 1995         $17.50 - $27.00      15,000
           Granted                                       36.38           5,000
                                                   -----------------------------
          Outstanding at December 31, 1996         $17.50 - $36.38      20,000
                                                   =============================

All options under this plan were exercisable at December 31, 1996.

Additionally, the Company has adopted a stock purchase plan covering an aggregate of 250,000 shares of common stock under which approximately 200,000 shares of common stock are reserved for future issuance. Under the plan, substantially all employees and nonemployee directors have the right to purchase shares of the Company's common stock monthly at a price equal to 85% of the fair market value of the stock. Under the plan, 16,468 shares were issued at an average price of $29.21 per share during 1996, 13,784 shares were issued at an average price of $23.54 per share during 1995 and 13,499 shares were issued at an average price of $22.81 per share during 1994.

The Company adopted a performance incentive plan for the Company's senior management under which 100,000 shares of restricted stock are reserved for future issuance. During 1996, 278 shares were issued under this plan. No shares were issued under this plan in 1995.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

            Notes to Consolidated Financial Statements (continued)

NOTE 8.  INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (amounts in thousands):


                                                 1996          1995

                                              ---------------------
Deferred tax assets:
 Current:
  Allowance for doubtful accounts             $   168        $  147
  Vacation accrual                                481           439
  Other accruals                                  152           114
                                              ---------------------
                                                  801           700
Noncurrent:
 Postretirement benefit obligation                153           150
                                              ---------------------
Total deferred tax assets                         954           850
                                              ---------------------

Deferred tax liabilities:
 Current:
  Inventory carrying value                      1,112           170
                                              ---------------------
                                                1,112           170
 Noncurrent:
  Depreciation                                  1,605           960
                                              ---------------------
Total deferred tax liabilities                  2,717         1,130
                                              ---------------------
Net deferred tax liabilities                  $(1,763)       $ (280)
                                              =====================

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

            Notes to Consolidated Financial Statements (continued)

NOTE 8.  INCOME TAXES (CONTINUED)

The provision for income taxes consists of the following (amounts in thousands):

                                                  Current   Deferred     Total
                                                  -----------------------------
                 1996:
                 Federal                          $8,502     $1,316     $ 9,818
                 State                             1,077        167       1,244
                                                  -----------------------------
                                                  $9,579     $1,483     $11,062
                                                  =============================
                 1995:
                 Federal                          $6,473     $  837     $ 7,310
                 State                               772        100         872
                                                  -----------------------------
                                                  $7,245     $  937     $ 8,182
                                                  =============================
                 1994:
                 Federal                          $5,840     $   (5)    $ 5,835
                 State                               627         (1)        626
                                                  -----------------------------
                                                  $6,467     $   (6)    $ 6,461
                                                  =============================

A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (amounts in thousands):

                                                   1996       1995       1994
                                                 ------------------------------
Federal income taxes at statutory rate           $10,512     $7,796      $6,137
State income taxes, net of federal tax benefit       809        567         407
Other items, net                                    (259)      (181)        (83)
                                                 ------------------------------
                                                 $11,062     $8,182      $6,461
                                                 ==============================

During the years ended December 31, 1996, 1995 and 1994, cash paid by the Company for income taxes amounted to $9,015,000, $9,085,000, and $5,395,000, respectively.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

            Notes to Consolidated Financial Statements (continued)

NOTE 9.  PUBLIC OFFERING OF COMMON STOCK

On November 20, 1995, the Company completed a public offering of 2,600,000 shares of common stock. Pursuant to this offering, the Company issued 1,600,000 shares of common stock resulting in net proceeds to the Company of $47,712,000. A portion of the proceeds was used to repay the Company's outstanding indebtedness under its bank credit facilities. The remaining portion of the proceeds was used to fund the Company's expansion and for the purchase of short-term investments.

NOTE 10.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           First      Second       Third      Fourth
                                         Quarter     Quarter     Quarter     Quarter
                                         -------------------------------------------
                                            (In Thousands, Except Per Share Data)
Year ended December 31, 1996
Product sales                            $55,321     $68,782     $70,432     $64,708
Gross profit                              22,409      28,212      29,247      28,603
Operating income                           6,154       7,678       8,294       6,725
Net income                                 4,088       4,947       5,422       4,514
Net income per share:                        .39         .47         .52         .43

Year ended December 31, 1995
Product sales                            $42,766     $50,644     $57,181     $50,901
Gross profit                              17,556      20,549      23,686      22,933
Operating income                           4,562       5,444       6,677       5,354
Net income                                 2,913       3,447       4,139       3,592
Net income per share:                        .34         .39         .47         .38

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)

                        Report of Independent Auditors


The Board of Directors and Stockholders
O'Reilly Automotive, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of O'Reilly Automotive, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of O'Reilly Automotive, Inc. and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                        /s/ Ernst & Young LLP
                                                        ---------------------
                                                            Ernst & Young LLP

Kansas City, Missouri
February 14, 1997

                  O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
 Exhibit 13.1 - Portions of the 1996 Annual Report to Shareholders (continued)



NUMBER OF STOCKHOLDERS

As of December 31, 1996, O'Reilly Automotive, Inc. has approximately 5,500 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

MARKET PRICES AND DIVIDEND INFORMATION

The prices in the table below represent the high and low sales prices for O'Reilly Automotive, Inc. common stock as reported by the Nasdaq Stock Market. The common stock began trading on April 22, 1993. No cash dividends have been declared since 1992, and the Company does not anticipate paying any cash dividends in the foreseeable future.

                                             1996                 1995
                                       High        Low        High       Low
                                      ----------------------------------------
                First Quarter         35.500      28.750     28.125     23.000
                Second Quarter        40.750      35.000     28.500     24.750
                Third Quarter         38.250      34.250     31.000     28.000
                Fourth Quarter        37.000      31.000     33.625     27.500
                For The Year          40.750      28.750     33.625     23.000

                                      24