Form 10-K, Exhibit 13
period 1997-12-31
OREILLY AUTOMOTIVE INC
filed 1998-03-31
CIK 898173

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
        Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders

                      Selected Consolidated Financial Data

-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Year Ended December 31,             1997      1996      1995      1994      1993      1992     1991       1990     1989      1988
-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
(In Thousands, Except Per Share Data)

INCOME STATEMENT DATA:
 Product sales                    $316,399  $259,243  $201,492  $167,057  $137,164  $110,147   $94,937   $82,372   $71,935  $59,728
 Cost of goods sold, including
   warehouse and distribution
   expenses                        181,789   150,772   116,768    97,758    82,102    65,066    56,255    50,027    44,930   36,246
-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
     Gross profit                  134,610   108,471    84,724    69,299    55,062    45,081    38,682    32,345    27,005   23,482
 Operating, selling, general
   and administrative expenses      97,526    79,620    62,687    52,142    42,492    35,204    29,961    26,750    23,231   19,281
-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
      Operating income              37,084    28,851    22,037    17,157    12,570     9,877     8,721     5,595     3,774    4,201
 Other income (expense), net           472     1,182       236       376       216       204      (104)     (566)     (367)    (245)
  Provision for income taxes        14,413    11,062     8,182     6,461     4,556     3,686     3,167     1,837     1,269    1,437
-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
 Income from continuing
    operations before
    cumulative effects of
    changes in
    accounting principles           23,143    18,971    14,091    11,072     8,230     6,395     5,450     3,192     2,138    2,519
 Cumulative effects of
   changes in
   accounting principles                 -         -         -         -         -      (163)        -         -         -        -
-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
  Income from continuing
     operations                     23,143    18,971    14,091    11,072     8,230     6,232     5,450     3,192     2,138    2,519
  Income (loss) from
     discontinued operations             -         -         -         -        48       129       (68)     (186)      (49)      22
-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
       Net income                $  23,143 $  18,971 $  14,091 $  11,072  $  8,278  $  6,361  $  5,382  $  3,006  $  2,089  $ 2,541
================================ ========= ========= ========= ========= ========= ========= ========= ========= ========= ========

Basic Earnings Per Common Share:
  Income per share from continuing
    operations before cumulative
    effects of changes in
    accounting principles        $    1.10 $    0.91 $    0.79 $    0.64 $    0.50 $    0.43 $    0.37 $    0.22 $    0.15 $   0.35
================================ ========= ========= ========= ========= ========= ========= ========= ========= ========= ========
  Income per share from
    continuing operations        $    1.10 $    0.91 $    0.79 $    0.64 $    0.50 $    0.43 $    0.37 $    0.22 $    0.15 $   0.35
  Income (loss) per share from
    discontinued operations              -         -         -         -         -      0.01         -     (0.01)         -       -
-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
      Net income per share       $    1.10 $    0.91 $    0.79 $    0.64 $    0.50 $    0.43 $    0.37 $    0.21 $    0.15 $   0.35
================================ ========= ========= ========= ========= ========= ========= ========= ========= ========= ========
  Cash dividends per share       $       - $       - $       - $       - $       - $  0.0009 $  0.0008 $  0.0008 $  0.0008 $ 0.0007

  Weighted average common
    shares outstanding              21,043    20,864    17,820    17,310    16,470    14,718    14,654    14,622    14,612    7,238
================================ ========= ========= ========= ========= ========= ========= ========= ========= ========= ========

Earnings Per Common Share -
  Assuming Dilution:
  Income per share from
    continuing operations
    before cumulative
    effects of changes in
    accounting principles        $    1.09 $    0.90 $    0.79 $    0.64 $    0.50 $    0.43 $    0.37 $    0.22 $    0.15 $   0.35
================================ ========= ========= ========= ========= ========= ========= ========= ========= ========= ========
  Income per share from
    continuing operations        $    1.09 $    0.90 $    0.79 $    0.64 $    0.50 $    0.42 $    0.37 $    0.22 $    0.15 $   0.35
  Income (loss) per share from
    discontinued operations              -         -         -         -         -      0.01         -     (0.01)        -        -
-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
      Net income per share       $    1.09 $    0.90 $    0.79 $    0.64 $    0.50 $    0.43 $    0.37 $    0.21 $    0.15 $   0.35
================================ ========= ========= ========= ========= ========= ========= ========= ========= ========= ========

  Weighted average common
    shares outstanding
    - adjusted (d)                  21,277    21,032    17,902    17,389    16,523    14,718    14,654    14,622    14,612    7,238
================================ ========= ========= ========= ========= ========= ========= ========= ========= ========= ========


                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                Selected Consolidated Financial Data (continued)

-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
Year ended December 31,             1997      1996      1995      1994      1993      1992      1991      1990      1989     1988
-------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
(In thousands, Except Selected Operating Data)

SELECTED OPERATING DATA:
 Number of stores at year end (a)      259       219       188       165       145       127       116       112       106       98

 Total store square footage at
   year end (in 000's) (b)           1,454     1,155       923       785       671       571       511       480       427      386

 Weighted average product
   sales per store
   (in 000's) (b)                 $1,306.0  $1,238.5  $1,101.2  $1,007.1    $948.9    $837.8    $759.1    $690.3    $637.2   $592.2
 Weighted average product
   sales per square foot (b)        $235.8    $242.2    $227.3    $215.4    $208.7    $187.2    $174.4    $166.2    $160.0   $150.5
 Percentage increase in
   same-store product sales (c)       6.8%     14.4%      8.9%      8.9%     14.9%     11.4%      9.2%     11.2%      8.5%        *

BALANCE SHEET DATA:
   Working capital                 $93,763   $74,403   $80,471   $41,416   $41,193   $15,251   $13,434   $11,634    $9,853   $9,378
   Total assets                    247,617   183,623   153,604    87,327    73,112    58,871    49,549    46,148    45,200   31,620
   Short-term debt                     130     3,154       231       311       495     3,462     1,298     2,281     3,897    3,341
   Long-term debt, less
     current portion                22,641       237       358       461       732     2,668     3,326     5,082     5,684    5,475
   Long-term debt related to
     discontinued operations,
     less current portion                -         -         -         -         -     9,873    10,316     9,901     9,961    1,967
   Stockholders' equity            182,039   155,782   133,870    70,224    57,805    29,281    22,881    17,480    14,471   12,346

* Because the Company was in the process of upgrading its accounting system, certain data required to provide comparable store product sales information for 1988 is not available.

(a) The number of stores at year-end 1991 and 1992 are net of the combinations in each such year of two stores located within one mile of each other. Additionally, two stores were closed during 1997. No other stores were closed during the periods presented.

(b) Total square footage includes normal selling, office, stockroom and receiving space. Weighted average product sales per store and per square foot are weighted to consider the approximate dates of store openings or expansions.

(c) Same-store product sales data are calculated based on the change in product sales of only those O'Reilly stores open during both full periods being compared. Percentage increase in same-store product sales is calculated based on O'Reilly store sales results which exclude sales of specialty machinery, sales by outside salesmen and sales to employees.

(d) No additional dilution resulting from stock options existed until 1993. Stock was not dilutive until 1993 when options were first granted.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

The information discussed below in Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements regarding matters that are not historical facts (including statements as to beliefs or expectations of O'Reilly Automotive, Inc. ["the Company"]) which are forward-looking statements. Because such forward-looking statements include risks and uncertainties, including those risks discussed in Exhibit 99.1 to the Company's 1997 Form 10-K, the Company's actual results could differ materially from those discussed below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of O'Reilly Automotive, Inc.'s ("the Company's") financial condition, results of operations and liquidity and capital resources should be read in conjunction with the consolidated financial statements of the Company, related notes and other financial information included elsewhere in this annual report.

RESULTS OF OPERATIONS
The following table sets forth certain income statement data of the Company as a percentage of product sales for the years included:

-----------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                        1997             1996             1995
-----------------------------------------------------------------------------------------------------------------

Product sales                                                  100.0%           100.0%           100.0%
Cost of goods sold, including warehouse
    and distribution expenses                                   57.5%            58.2%            58.0%
-----------------------------------------------------------------------------------------------------------------
Gross profit                                                    42.5%            41.8%            42.0%
Operating, selling, general and
    administrative expenses                                     30.8%            30.7%            31.1%
-----------------------------------------------------------------------------------------------------------------
          Operating income                                      11.7%            11.1%             10.9%
Other income, net                                                0.1%             0.5%             0.1%
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                                      11.8%           11.6%             11.0%
Provision for income taxes                                       4.5%             4.3%             4.0%
-----------------------------------------------------------------------------------------------------------------
Net income                                                       7.3%             7.3%             7.0%
=================================================================================================================

1997 COMPARED TO 1996
Product sales increased $57.2 million, or 22.1%, from $259.2 million in 1996 to $316.4 million in 1997 due to the opening of 40 (net) O'Reilly stores during 1997 and a $15.6 million, or 6.8% increase in same-store product sales. Management believes that the consumer acceptance experienced by these new O'Reilly stores and the increased product sales achieved by the existing O'Reilly stores is the result of the continuation of media advertising by the Company during 1997 at comparable levels to those set in 1996, an increase in the broad selection of stock keeping units ("SKU's") available at the newer or recently renovated or relocated O'Reilly stores, the increase in inventory levels at most O'Reilly stores, and the increasing penetration of the general geographic markets in which the Company operates.

Gross profit increased 24.1% from $108.5 million (or 41.8% of product sales) in 1996 to $134.6 million (or 42.5% of product sales) in 1997. The increase in gross profit margin was primarily attributable to lower product costs resulting from increased volume discounts obtained by the Company and other economies of scale. The increase was partially offset by continued price competition among automotive parts retailers. Management believes that price competition among national and regional automotive parts retailers will continue to influence gross profit margins in 1998 and beyond.

Operating, selling, general and administrative expenses ("OSG&A expenses") increased $17.9 million from $79.6 million (or 30.7% of product sales) in 1996 to $97.5 million (or 30.8% of product sales) in 1997. The increased dollar amount of OSG&A expenses resulted primarily from the new store openings and additions to administrative staff and facilities which occurred during 1997 in order to support the increased level of the Company's operations.

The Company's provision for income taxes increased from 36.8% of income before income taxes in 1996 to 38.4% in 1997. The increase in the effective income tax rate was primarily due to more of the Company's sales occurring in states with higher income tax rates. Additionally, in 1996, interest income of over $400,000 was tax exempt, but all interest income was taxable in 1997.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Principally as a result of the foregoing, net income in 1997 was $23.1 million, or 7.3% of product sales, an increase of $4.1 million (or 21.6%) from net income in 1996 of $19.0 million, or 7.3% of product sales.

1996 COMPARED TO 1995
Product sales increased $57.8 million, or 28.7%, from $201.5 million in 1995 to $259.2 million in 1996 due to the opening of 31 new O'Reilly stores during 1996 and a $25.8 million, or 14.4% increase in same-store product sales. Management believes that the consumer acceptance experienced by the new O'Reilly stores and the increased product sales achieved by the existing O'Reilly stores is the result of the continuation of media advertising by the Company during 1996 at levels comparable to 1995, an increase in the broad selection of SKU's available at the newer O'Reilly stores, the increase in inventory levels at most O'Reilly stores, and the increasing penetration of the general geographic markets in which the Company operates.

Gross profit increased 28.0% from $84.7 million (or 42.0% of product sales) in 1995 to $108.5 million (or 41.8% of product sales) in 1996. The decrease in gross profit margin was primarily attributable to the continued price competition among automotive parts retailers. The decrease was partially offset by lower product costs resulting from increased volume discounts obtained by the Company and other economies of scale achieved.

Operating, selling, general and administrative expenses increased $16.9 million from $62.7 million (or 31.1% of product sales) in 1995 to $79.6 million (or 30.7% of product sales) in 1996. The increased dollar amount of OSG&A expenses resulted primarily from the new store openings and additions to administrative staff and facilities which occurred during 1996 in order to support the increased level of the Company's operations. The decrease in OSG&A expenses as a percent of product sales in 1996 compared to 1995 was primarily due to economies of scale resulting from increased product sales.

The Company's provision for income taxes increased from 36.7% of income before income taxes in 1995 to 36.8% in 1996. The increase in the effective income tax rate was primarily due to more of the Company's sales occurring in states with higher income tax rates.

Principally as a result of the foregoing, net income in 1996 was $19.0 million, or 7.3% of product sales, an increase of $4.9 million (or 34.6%) from net income in 1995 of $14.1 million, or 7.0% of product sales.

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities was $0.9 million in 1995, $4.9 million in 1996 and $17.9 million in 1997. The increase in 1996 compared to 1995 is principally the result of increases in net income and accounts payable, partially offset by increases in inventory and accounts receivable. The increase in inventory is due to the addition of 31 new stores, an increase in inventory levels at most O'Reilly stores and the opening of the Oklahoma City distribution center. The increase in 1997 compared to 1996 is principally the result of increases in net income and accounts payable and accrued expenses, partially offset by an increase in inventory. The increase in inventory is due to the addition of 40 net new stores and an increase in inventory levels at most O'Reilly stores and the distribution centers.

Net cash used in investing activities was $49.9 million in 1995, $11.2 million in 1996, and $37.7 million in 1997. The decrease in cash used in 1996 compared to 1995 was primarily due to an increase in the net proceeds from the sale and purchase of short-term investments, offset by increased capital expenditures.
The increase in cash used in 1997 was primarily due to increased capital expenditures without any offsetting proceeds from the sale of short-term investments.

Capital expenditures were $28.6 million in 1995, $34.5 million in 1996, and $37.2 million in 1997. These expenditures were primarily related to the opening of new O'Reilly stores as well as relocation or remodeling of existing O'Reilly stores. The Company opened 23 new stores and remodeled or relocated 21 stores in 1995. In 1996, the Company opened 31 new stores and remodeled or relocated 32 stores. During 1997, the Company opened 40 (net) new stores and remodeled or relocated 28 stores. Also, in 1995, 1996 and 1997, the Company purchased real estate for new stores and store relocations totaling approximately $6.0 million, $7.8 million and $8.1 million, respectively. The Company purchased real estate for the Oklahoma City distribution center totaling $0.8 million in 1995. Construction costs for the Oklahoma City distribution center, which was completed in March 1996, totaled approximately $3.1 million. In 1997, the Company purchased real estate for the Des Moines distribution center totaling $0.7 million.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Construction costs-to-date for the Des Moines distribution center, which is scheduled to be completed in late 1998, totaled $0.2 million at December 31, 1997.

The Company's continuing store expansion program requires significant capital expenditures and working capital principally for inventory requirements. The Company plans to finance this expansion through cash expected to be provided from operating activities and available long-term bank borrowings.

On July 8, 1997, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend to all shareholders of record as of July 31, 1997. The stock dividend was paid on August 31, 1997.

In November 1995, the Company sold 1,600,000 shares of common stock through a public offering. The net proceeds from that offering amounted to $47.7 million. A portion of the proceeds were used to repay the Company's outstanding indebtedness under its bank credit facilities and the remainder was used to fund the Company's expansion program during 1995 and 1996.

At December 31, 1997, the Company had available an unsecured line of credit with NationsBank, under which the Company could borrow up to $32.5 million until October 2000. Borrowings outstanding under the line of credit bore interest at LIBOR plus 0.5% (6.22% as of December 31, 1997). At December 31, 1997, $15.7
million was outstanding under the line of credit. This debt was replaced with the long-term credit facility described below.

The Company also had an unsecured revolving credit facility available with Commerce Bank, N.A., of Springfield, Missouri, under which the Company could borrow up to $32.5 million upon compliance with various minimum financial ratios. This credit facility bore interest at LIBOR plus 0.5% (6.22% at December 31, 1997) and was scheduled to mature in September 2000. At December 31, 1997, $6.8 million was outstanding under this credit facility. This debt was also replaced with the long-term credit facility described below.

In January 1998, the Company acquired 100% ownership of Hi-Lo Automotive, Inc. ("Hi/LO"), and its subsidiaries. This acquisition added 189 stores located in Texas, Louisiana and California, as well as a distribution center located in Houston, Texas, to the Company. Consideration given in this acquisition included $47.8 million, or $4.35 per common share, for all issued and outstanding common shares.

Financing obtained subsequent to December 31, 1997, replaced existing credit facilities and provided financing for the Hi/LO acquisition. The new syndicated credit agreement, in the amount of $175 million, includes a five-year revolving credit facility of $125 million, of which $10 million is a swing line facility to fund short-term financing requirements, and a five-year term loan of $50 million. This credit agreement is guaranteed by the subsidiaries of the Company and the acquired Hi/LO subsidiaries. Management believes that funding sources for repayment of the long-term obligations will be sufficiently provided by the newly acquired and existing operations of the Company.

Management believes that the Company's existing cash and short-term investments, cash expected to be provided by operating activities, current bank credit facilities available and trade credit will be sufficient to fund both the short and long-term capital and liquidity needs of the Company for the foreseeable future.

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

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

YEAR 2000
Management has developed a plan to modify the Company's information technology to recognize the year 2000 and has begun converting critical data processing systems. The Company's Year 2000 initiative is being managed by a team of internal staff and management. Management currently expects the project to be substantially complete by early 1999 and that the cost of the Year 2000 initiative, principally including internal costs, will not be material to the Company's results of operations or financial position. Furthermore, this project is not expected to have a significant effect on operations. The Company will continue to implement systems with strategic value though some projects may be delayed due to resource constraints.

NEW ACCOUNTING STANDARDS
In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which encourages (but does not require) companies to adopt a fair value based method of accounting for stock-based compensation plans, in place of the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). If the fair value based method of accounting is not adopted, SFAS No. 123 requires companies to disclose pro forma calculations in the notes to their financial statements of net income and net income per share as if the fair value based method of accounting had been applied. The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which requires the presentation of earnings per share by all companies that have issued common stock or potential common stock if those securities trade in a public market either on a stock exchange or in the over-the-counter market. This statement supersedes Accounting Principles Board Opinion No. 15, "Earnings per Share." The earnings per share amounts prior to 1997 have been restated as required to comply with SFAS No. 128.

Other recent pronouncements of the FASB, which are not required to be adopted until 1998, include SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has not yet determined the effects, if any, the adoption will have on the Company's financial statements. Applicability of SFAS No. 130 will not impact amounts previously reported for net income.

SFAS No. 131 supersedes SFAS No. 14 and establishes new standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has not yet determined the effects, if any, the adoption will have on the Company's financial statements.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                           Consolidated Balance Sheets



December 31,                                                                           1997                1996
---------------------------------------------------------------------------------------------------------------
(In Thousands, Except Share Data)

Assets
Current assets:
   Cash                                                                            $  2,285           $   1,207
   Short-term investments (Note 2)                                                    1,000               1,000
   Accounts receivable, less allowance for doubtful accounts of  $363
      in 1997 and $444 in 1996                                                       12,469              11,296
   Inventory                                                                        111,848              83,909
   Deferred income taxes (Note 10)                                                    1,424                  --
   Refundable income taxes                                                               --                 172
   Other current assets                                                               5,114               2,568
                                                                                -------------------------------
Total current assets                                                                134,140             100,152

Property and equipment, at cost:
   Land                                                                              28,000              19,954
   Buildings                                                                         53,507              35,379
   Leasehold improvements                                                             9,230               8,082
   Furniture, fixtures and equipment                                                 36,362              29,311
   Vehicles                                                                          10,434               8,494
                                                                                -------------------------------
                                                                                    137,533             101,220

   Accumulated depreciation and amortization                                         29,093              21,435
                                                                                -------------------------------
                                                                                    108,440              79,785

Notes receivable                                                                      2,280               1,510
Other assets                                                                          2,757               2,176
                                                                                -------------------------------
Total assets                                                                       $247,617            $183,623
                                                                                ===============================

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                     Consolidated Balance Sheets (continued)


December 31,                                                                           1997                1996
---------------------------------------------------------------------------------------------------------------
(In Thousands, Except Share Data)

Liabilities and stockholders' equity Current liabilities:
  Notes payable to bank (Note 4)
                                                                                $        --         $     3,000
   Accounts payable                                                                  29,713              17,288
   Accrued expenses                                                                   6,386               3,953
   Accrued payroll                                                                    1,647               1,043
   Income taxes payable                                                               2,501                  --
   Deferred income taxes (Note 10)                                                       --                 311
   Current portion of long-term debt (Note 5)                                           130                 154
                                                                                -------------------------------
Total current liabilities                                                            40,377              25,749


Long-term debt, less current portion (Note 5)                                        22,641                 237

Postretirement benefit obligation (Note 7)                                              415                 403

Deferred income taxes (Note 10)                                                       2,145               1,452

Stockholders' equity (Notes 8 and 11):
   Preferred stock, $.01 par value:
      Authorized shares - 5,000,000
      Issued and outstanding shares - none                                               --                  --
   Common stock, $.01 par value:
      Authorized shares - 30,000,000
      Issued and outstanding shares - 21,125,493 in 1997
        and 20,937,014 in 1996                                                          211                 105
   Additional paid-in capital                                                        77,077              73,964
   Retained earnings                                                                104,751              81,713
                                                                                -------------------------------
Total stockholders' equity                                                          182,039             155,782
                                                                                -------------------------------
Total liabilities and stockholders' equity                                         $247,617            $183,623
                                                                                ===============================
See accompanying notes.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                        Consolidated Statements of Income


 Year ended December 31,                                                   1997            1996             1995
----------------------------------------------------------------------------------------------------------------

(In Thousands, Except Per Share Amounts)
Product sales                                                          $316,399        $259,243         $201,492
Cost of goods sold, including warehouse and distribution
    expenses                                                            181,789         150,772          116,768
Operating, selling, general and administrative expenses
    (Note 3)                                                             97,526          79,620           62,687
                                                           -----------------------------------------------------
                                                                        279,315         230,392          179,455
                                                           -----------------------------------------------------
Operating income                                                         37,084          28,851           22,037

Other income (expense):
   Interest expense                                                       (139)            (37)            (299)
   Interest income                                                          198             676              342
   Other, net                                                               413             543              193
                                                           -----------------------------------------------------
                                                                            472           1,182              236

                                                           -----------------------------------------------------
Income before income taxes                                               37,556          30,033           22,273
Provision for income taxes (Note 10)                                     14,413          11,062            8,182
                                                           -----------------------------------------------------
Net income                                                             $ 23,143        $ 18,971         $ 14,091
                                                           =====================================================


Basic earnings per common share:
Net income per common share                                               $1.10            $.91             $.79
                                                           =====================================================
Weighted average common shares outstanding                               21,043          20,864           17,820
                                                           =====================================================

Earnings per common share - assuming dilution: (Note 9)
Net income per common share - assuming dilution                           $1.09            $.90             $.79
                                                           =====================================================
Adjusted weighted average common shares outstanding                      21,277          21,032           17,902
                                                           =====================================================

See accompanying notes.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                 Consolidated Statements of Stockholders' Equity

                                                                                Additional
                                                               Common Stock       Paid-In      Retained
                                                           Shares    Par Value    Capital      Earnings    Total
------------------------------------------------------------------------------------------------------------------
(In Thousands)

Balance at December 31, 1994                               17,358        $ 87     $21,486      $48,651     $70,224
  Issuance of common stock through public offering          3,200          16      47,696           --      47,712
  Issuance of common stock under employee benefit              92           1       1,191           --       1,192
plans
  Issuance of common stock under stock option plans            74          --         651           --         651
  Net income                                                   --          --          --       14,091      14,091
                                                       -----------------------------------------------------------
Balance at December 31, 1995                               20,724         104      71,024       62,742     133,870
  Issuance of common stock under employee benefit              93          --       1,509           --       1,509
plans
  Issuance of common stock under stock option plans           120           1       1,431           --       1,432
   Net income                                                  --          --          --       18,971      18,971
                                                       -----------------------------------------------------------
Balance at December 31, 1996                               20,937         105      73,964       81,713     155,782
  Two-for-one stock split (Note 11)                            --         105          --        (105)          --
  Issuance of common stock under employee benefit              73          --       1,331           --       1,331
plans
  Issuance of common stock under stock option plans           115           1       1,481           --       1,482
  Tax benefit of stock options exercised                       --          --         301           --         301
  Net income                                                   --          --          --       23,143      23,143
                                                       -----------------------------------------------------------
Balance at December 31, 1997                               21,125        $211     $77,077     $104,751    $182,039
                                                       ===========================================================

See accompanying notes.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                      Consolidated Statements of Cash Flows

Year ended December 31,                                                   1997               1996             1995
-------------------------------------------------------------------------------------------------------------------
(In Thousands)
Operating activities
Net income                                                             $23,143            $18,971          $14,091
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Depreciation and amortization                                         8,276              6,105            4,038
   Provision for doubtful accounts                                         662                592              467
   Gain on sale of property and equipment                                 (44)              (281)             (14)
   Deferred income taxes                                               (1,042)              1,483              937
   Common stock contributed to employee benefit plans                    1,331              1,028              867
   Tax benefit of stock options exercised                                  301                 --               --
   Postretirement benefits                                                  12                 12               10
   Changes in operating assets and liabilities:
      Accounts receivable                                              (1,835)            (2,428)          (2,285)
      Inventory                                                       (27,939)           (24,930)         (16,520)
     Refundable income taxes                                               172                564            (736)
      Other current assets                                             (2,546)                130          (2,078)
      Other assets                                                       (581)              (709)            (321)
      Accounts payable                                                  12,425              4,275            2,678
      Accrued expenses                                                   2,433                830              449
      Accrued payroll                                                      604              (765)              401
      Income taxes payable                                               2,501                 --          (1,104)
                                                              -----------------------------------------------------
Net cash provided by operating activities                               17,873              4,877              880
Investing activities
Purchases of property and equipment                                   (37,180)           (34,459)         (28,552)
Proceeds from sale of property and equipment                               293                801              119
Purchases of short-term investments                                         --           (12,494)         (32,410)
Proceeds from sale of short-term investments                                --             34,904           11,075
Payments received on notes receivable                                      898                 51               47
 Advances made on notes receivable                                     (1,668)               (21)            (195)
                                                              -----------------------------------------------------
Net cash used in investing activities                                 (37,657)           (11,218)         (49,916)

Financing activities
Borrowings on notes payable to bank                                         --              3,000            9,100
Payments on note payable to bank                                            --                 --          (9,100)
Proceeds from issuance of long-term debt                                20,500                 --           15,776
Principal payments on long-term debt                                   (1,120)              (198)         (15,959)
Net proceeds from issuance of common stock                               1,482              1,913           48,688
                                                               ----------------------------------------------------
Net cash provided by financing activities                               20,862              4,715           48,505
                                                               ----------------------------------------------------

Net increase (decrease) in cash                                          1,078            (1,626)            (531)
Cash at beginning of year                                                1,207              2,833            3,364
                                                               ----------------------------------------------------
Cash at end of year                                                     $2,285             $1,207           $2,833
                                                               ====================================================

See accompanying notes.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
O'Reilly Automotive, Inc. ("the Company") is a specialty retailer and supplier of automotive after-market parts, tools, supplies and accessories to both the "Do-It-Yourself" consumer and the professional installer throughout Missouri, Kansas, Oklahoma, Arkansas, Iowa and Nebraska. Additionally, upon the closing of the acquisition of Hi-Lo Automotive, Inc. ("Hi/LO") effective January 31, 1998, the Company has operations in Texas, Louisiana and California. See Note 13.

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

INVENTORY
Inventory, which consists of automotive hard parts, maintenance items, accessories and tools, is stated at the lower of cost or market. Cost has been determined using the last-in, first-out ("LIFO") method. If the first-in, first-out ("FIFO") method of costing inventory had been used by the Company, inventory would have been $119,135,000 and $91,011,000 as of December 31, 1997 and 1996, respectively.

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost. Depreciation is provided on straight-line and accelerated methods over the estimated useful lives of the assets. Service lives for principal assets range from 3 to 40 years for property and equipment. Maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest costs as a component of construction in progress, based on the weighted average rates paid for long-term borrowings. Total interest costs capitalized for the years ended December 31, 1997 and 1995, were $527,000 and $168,000, respectively. No capitalized interest costs were recorded for the year ended December 31, 1996.

INCOME TAXES
The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. The liability method provides that deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ADVERTISING COSTS
The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to $3,437,000, $3,156,000 and $2,797,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

PREOPENING COSTS
Costs associated with the opening of new stores, which consist primarily of payroll and occupancy costs, are charged to operations as incurred.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK OPTION PLANS
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed in Note 8, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

EARNINGS PER SHARE
In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements.

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

CONCENTRATION OF CREDIT RISK
The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and consistently have been within management's expectations.

The Company has provided long-term financing to a company, through a note receivable, for the construction of an office building which is leased by the Company (see Note 6). The note receivable, amounting to $2,271,000 and $1,495,000 at December 31, 1997 and 1996, respectively, bears interest at 6% and is due in January 2005.

The carrying value of the Company's financial instruments, including cash, short-term investments, accounts receivable, accounts payable and long-term debt, as reported in the accompanying consolidated balance sheets, approximates fair value.

NOTE 2 - SHORT-TERM INVESTMENTS
The Company's short-term investments are classified as available-for-sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and are carried at cost, which approximates fair market value. At December 31, 1997 and 1996, short-term investments consisted of preferred equity securities.

NOTE 3 - RELATED PARTIES
The Company leases certain land and buildings related to its O'Reilly Auto Parts stores under six-year operating lease agreements from O'Reilly Investment
Company and O'Reilly Real Estate Company, partnerships in which certain stockholders of the Company are partners. Generally, these lease agreements provide for renewal options for an additional six years at the option of the Company (see Note 6). Rent expense under these operating leases totaled $2,122,000 in 1997, $1,729,000 in 1996 and $1,701,000 in 1995.

NOTE 4 - NOTES PAYABLE TO BANKS
At December 31, 1996, the Company had available short-term unsecured bank lines of credit for maximum borrowings of $32 million under which $3,000,000 was outstanding. The lines of credit bore interest at LIBOR plus 1.00% to 1.25%, and expired during 1997 and were replaced with the long-term credit facilities described in Note 5.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE 5 - LONG-TERM DEBT
The Company has available an unsecured bank line of credit providing for maximum borrowings of $32.5 million under which $15,700,000 was outstanding at December 31, 1997. The line of credit, which bears interest at LIBOR plus 0.50% (6.22% at December 31, 1997), expires in October 2000. (See Note 13.)

The Company also has available an unsecured revolving credit facility with a bank providing for maximum borrowings of $32.5 million, under which $6,800,000 was outstanding at December 31, 1997. This credit facility bears interest at LIBOR plus 0.50% (6.22% at December 31, 1997) and matures in September 2000. This agreement requires the Company to maintain various minimum financial ratios. (See Note 13.)

Additionally, the Company has various unsecured notes payable to individuals, amounting to $271,000 and $391,000, at December 31, 1997 and 1996, respectively. The notes bear interest at rates ranging from 6% to 9% and are due in monthly installments of approximately $25,000 including interest. The notes mature in varying amounts between 1998 and 2000, and $118,000 of such notes are guaranteed by certain stockholders of the Company.

Indirect  borrowings  under letters of credit and guarantees of  indebtedness of
others   totaled   $633,000   and  $636,000  at  December  31,  1997  and  1996,
respectively.

Principal maturities of long-term debt for each of the next five years ending December 31, after giving effect to the refinancing described in Note 13, are as follows (amounts in thousands):


        1998                           $     130
        1999                                  98
        2000                                  43
        2001                                  --
        2002                                  --
    Thereafter                            22,500
                                       ----------
                                         $22,771
                                       ==========

Cash paid by the Company for interest during the years ended December 31, 1997, 1996 and 1995 amounted to $642,000, $35,000 and
$581,000, respectively.


NOTE 6 - COMMITMENTS
The Company leases certain office space, property and equipment under long-term, noncancelable operating leases. Future minimum rental payments, including commitments of $2,142,000 per year through 1999 and $250,000 in total thereafter in connection with the related-party leases described in Note 3, for each of the next five years ending December 31 and in the aggregate are as follows (amounts in thousands):

                1998                          $ 4,239
                1999                            3,951
                2000                            1,790
                2001                            1,569
                2002                            1,244
            Thereafter                         14,948
                                             --------
                                              $27,741
                                             =========

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE  6  -  COMMITMENTS  (CONTINUED)
Rental  expense  amounted  to  $4,136,000,
$3,348,000, and $3,316,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Construction commitments totaled approximately $5.4 million at December 31, 1997.

NOTE  7 - EMPLOYEE BENEFIT PLANS
The Company sponsors a contributory profit-sharing and savings plan that covers substantially all employees who are 21 years of age with at least six months of service. Employees may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company has agreed to make matching contributions equal to 50% of the first 2% of each employee's contribution and 25% of the next 2% of each employee's contribution. Additional contributions to the plan may be made as determined annually by the Board of Directors. After three years of service, Company contributions and earnings thereon vest at the rate of 20% per year of service with the Company. Company contributions charged to operations amounted to $1,485,000 in 1997, $1,229,000 in 1996 and $980,000 in 1995. Company contributions, in the form of common stock, to the profit-sharing and savings plan to match employee contributions during the years ended December 31 were as follows:

                                                Market
                              Shares             Value
                    ----------------- -----------------
       1997                   20,913          $415,000
       1996                   19,786           344,000
       1995                   21,348           297,000

Profit-sharing contributions accrued at December 31, 1997, 1996 and 1995 were funded in the next year through issuance of shares of the Company's common stock as follows:

                                                   Market
    Year Funded                 Shares              Value
-------------------- ------------------ ------------------
       1997                     49,540           $884,000
       1996                     39,652            684,000
       1995                     43,018            570,000

The Company also sponsors an unfunded noncontributory defined benefit health care plan which provides certain health benefits to retired employees. According to the terms of this plan, retirees' annual benefits are limited to $1,000 per employee starting at age 66 for employees with 20 or more years of service. Postretirement benefit costs for each of the years ended December 31, 1997, 1996 and 1995 were $12,000, $12,000 and $10,000, respectively.

Additionally, the Company has adopted a stock purchase plan covering an aggregate of 500,000 shares of common stock under which approximately 350,000 shares of common stock are reserved for future issuance. Under the plan, substantially all employees and nonemployee directors have the right to purchase shares of the Company's common stock monthly at a price equal to 85% of the fair market value of the stock. Under the plan, 32,584 shares were issued at an average price of $17.49 per share during 1997, 32,936 shares were issued at an average price of $14.61 per share during 1996 and 27,568 shares were issued at an average price of $11.77 per share during 1995.

The Company adopted a performance incentive plan for the Company's senior management under which 200,000 shares of restricted stock are reserved for future issuance. Under the plan, 1,386 and 556 shares were issued during 1997 and 1996, respectively. No shares were issued under this plan in 1995.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE  8 - STOCK OPTION PLANS
The Company has a stock option plan under which incentive stock options or nonqualified stock options may be granted to officers and key employees. An aggregate of 2,000,000 shares of common stock are reserved for future issuance under this plan. The exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and will expire no later than 10 years from the date of grant. Options granted pursuant to the plan become exercisable no sooner than six months from the date of grant. In the case of a stockholder owning more than 10% of the outstanding stock of the Company, the exercise price of an incentive option may not be less than 110% of the fair market value of the stock on the date of grant, and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by any individual in any calendar year may not exceed $100,000. A summary of outstanding stock options is as follows:

                                                                     Number
                                            Price per Share         of Shares
                                       ------------------------ ----------------
Outstanding at December 31, 1994           $8.75 - $16.88              605,550
  Granted                                  11.88 - 16.25               240,500
  Exercised                                 8.75 - 13.00               (73,550)
  Canceled                                  8.75 - 16.13                (9,500)
                                       ------------------------ ----------------
Outstanding at December 31, 1995            8.75 - 16.88               763,000
  Granted                                  14.38 - 20.00                51,500
  Exercised                                 8.75 - 15.50              (120,300)
  Canceled                                 13.25 - 19.54               (35,500)
                                       ------------------------ ----------------
Outstanding at December 31, 1996            8.75 - 20.00               658,700
  Granted                                  15.63 - 28.00               755,000
  Exercised                                 8.75 - 18.38               (71,500)
  Canceled                                  8.75 - 17.88                (6,000)
                                       ------------------------ ----------------
Outstanding at December 31, 1997           $8.75 - $28.00            1,336,200
                                       ======================== ================

Options to purchase 521,700, 637,700 and 522,500 shares of common stock were exercisable at December 31, 1997, 1996 and 1995, respectively.

The Company also maintains a stock option plan for nonemployee directors of the Company under which 100,000 shares of common stock are reserved for future issuance. All director stock options are granted at fair market value on the date of grant and expire on the earlier of termination of service to the Company as a director or seven years. Options granted under this plan become exercisable six months from the date of grant. A summary of outstanding stock options is as follows:

                                                                     Number
                                         Price per Share             of Shares
                                        -----------------         --------------
Outstanding at December 31, 1994         $8.75 - $13.13               20,000
  Granted                                    13.50                    10,000
                                        -----------------         --------------
Outstanding at December 31, 1995          8.75 - 13.50                30,000
  Granted                                    18.19                    10,000
                                        -----------------         --------------
Outstanding at December 31, 1996          8.75 - 18.19                40,000
  Granted                                18.56 - 20.88                15,000
  Exercised                               8.75 - 18.19               (20,000)
  Canceled                                   18.56                    (5,000)
                                        -----------------         --------------
Outstanding at December 31, 1997         $8.75 - $18.19               30,000
                                        =================         ==============


                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE 8 - STOCK OPTION PLANS (CONTINUED)
All options under this plan were exercisable at December 31, 1997, 1996 and 1995.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee and nonemployee director stock options under the fair value method of that SFAS.

The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 5.53%, 5.39% and 5.43%; volatility factors of the expected market price of the Company's common stock of .200, .200 and .273; and weighted-average expected life of the options of 6.4, 3.5 and 3.5 years. The Company assumed a 0% dividend yield over the expected life of the options. The weighted-average fair values of options granted during the years ended December 31, 1997, 1996 and 1995 were $8.28, $4.79 and $4.09, respectively. The weighted-average remaining contract life at December 31, 1997 for all outstanding options under the Company's stock option plans is 5.6 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income or losses for future years. The Company's pro forma information follows: (amounts in thousands, except per share amounts)

                                             1997        1996        1995
                                          ----------   ---------   ---------

 Pro forma net income                        $22,432     $18,494     $13,889
                                          ==========   =========   =========

 Pro forma basic earnings per share            $1.07       $0.89       $0.78
                                          ==========   =========   =========
 Pro forma earnings per share -
    assuming  dilution                         $1.05       $0.88       $0.78
                                          ==========   =========   =========

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE 9 - EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31,                               1997       1996       1995
-----------------------------------------------  ---------  ---------  ---------
(In thousands, except per share amounts)
Numerator:
  Net income                                       $23,143    $18,971    $14,091
                                                 ---------  ---------  ---------
     Numerator for basic earnings per share        $23,143    $18,971    $14,091
                                                 =========  =========  =========

     Numerator for diluted earnings per share      $23,143   $ 18,971    $14,091
                                                 =========  =========  =========


Denominator:
     Denominator for basic earnings per share
       - weighted-average shares                    21,043     20,864     17,820
     Effect of employee stock options (Note 8)         234        168         82
                                                 ---------  ---------  ---------
     Denominator for diluted earnings per
       per share - adjusted weighted-average
       shares and assumed conversions               21,277     21,032     17,902
                                                ==========  =========  =========

Basic earnings per share                             $1.10       $.91       $.79
                                                ==========  =========  =========
Diluted earnings per share                           $1.09       $.90       $.79
                                                ==========  =========  =========

For additional disclosure regarding the employee stock options, see Note 8.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE 10 - INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (amounts in thousands):

                                                      1997                  1996
                                          ----------------      ----------------
Deferred tax assets:
  Current
    Allowance for doubtful accounts                   $138                  $168
    Vacation accrual                                   567                   481
    Inventory carrying value                           636                    --
    Other accruals                                      83                   152
                                          ----------------      ----------------
                                                     1,424                   801
                                          ----------------      ----------------
  Noncurrent:
    Postretirement benefit obligation                  158                   153
                                          ----------------      ----------------
Total deferred tax assets                            1,582                   954
                                          ----------------      ----------------

Deferred tax liabilities:
  Current:
     Inventory carrying value                           --                 1,112
                                          ----------------     -----------------
   Noncurrent:
      Depreciation                                   2,273                 1,605
      Other accruals                                    30                    --
                                          ----------------     -----------------
Total deferred tax liabilities                       2,303                 2,717
                                          ----------------     -----------------
Net deferred tax liabilities                      $    721                $1,763
                                          ================     =================

The provision for income taxes consists of the following (amounts in thousands):

                          Current              Deferred              Total
                   ------------------- --------------------- ------------------
1997:
Federal                    $13,562             ($   915)            $12,647
State                        1,893                 (127)              1,766
                   ------------------- --------------------- ------------------
                           $15,455              ($1,042)            $14,413
                   =================== ===================== ==================
1996:
Federal                     $8,502                $1,316            $ 9,818
State                        1,077                   167              1,244
                            $9,579                $1,483            $11,062
                   =================== ===================== ==================
1995:
Federal                     $6,473                 $ 837            $ 7,310
State                          772                   100                872
                   ------------------- --------------------- ------------------
                            $7,245                 $ 937            $ 8,182
                   =================== ===================== ==================


                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE 10 - INCOME TAXES (CONTINUED)
A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (amounts in thousands):

                                                        1997          1996         1995
                                                   ---------------------------------------

Federal income taxes at statutory rate               $13,145       $10,512       $7,796
State income taxes, net of federal tax benefit         1,148           809          567
Other items, net                                         120          (259)        (181)
                                                   ---------------------------------------
                                                     $14,413       $11,062       $8,182
                                                   =======================================

The tax benefit associated with the exercise of non-qualified stock options has been reflected as additional paid-in capital in the accompanying financial statements.

During the years ended December 31, 1997, 1996 and 1995, cash paid by the Company for income taxes amounted to $12,168,000, $9,015,000 and $9,085,000, respectively.


NOTE 11 - STOCK SPLIT
On July 8, 1997, the Company's Board of Directors declared a two-for-one stock split to be effected in the form of a 100% stock dividend payable to all shareholders of record as of July 31, 1997. The stock dividend was paid on August 31, 1997. Accordingly, the stock split has been recognized by reclassifying $105,000, the par value of the additional shares resulting from the split, from retained earnings to common stock. All share and per share information included in the accompanying consolidated financial statements has been restated to reflect the retroactive effect of the stock split for all periods presented.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

NOTE 12 - QUARTERLY FINANCIAL DATA - UNAUDITED

                                                    First         Second          Third          Fourth
                                                   Quarter        Quarter         Quarter        Quarter
                                             -------------------------------------------------------------
                                             (In Thousands, Except Per Share Data)
Year ended December 31, 1997
Product sales                                       $68,472        $82,448        $87,517         $77,962
Gross profit                                         29,191         34,715         36,531          34,173
Operating income                                      7,928          9,493         10,467           9,196
Net income                                            5,007          6,082          6,621           5,433
Basic net income per share:                             .24            .29            .31             .26
Net income per share - assuming dilution                .24            .29            .31             .25

Year ended December 31, 1996
Product sales                                       $55,321        $68,782         $70,432        $64,708
Gross profit                                         22,409         28,212          29,247         28,603
Operating income                                      6,154          7,678           8,294          6,725
Net income                                            4,088          4,947           5,422          4,514
Basic net income per share:                             .20            .24             .26            .22
Net income per share - assuming dilution                .20            .24             .26            .21

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with SFAS No. 128, "Earnings per Share."

NOTE 13 - SUBSEQUENT EVENTS
Effective January 31, 1998, the Company acquired 100% of the outstanding capital stock of Hi-Lo Automotive, Inc. and its subsidiaries. Hi/LO is a specialty retailer which operates 189 retail stores throughout Texas, Louisiana and California, supplying automotive after-market tools, supplies and accessories. Hi/LO had sales of approximately $238.3 million for the year ended December 31, 1997. The purchase price was approximately $47.8 million, or $4.35 per common share. This acquisition will be accounted for using the purchase method of accounting.

In connection with this purchase, the Company replaced its existing credit facilities with a new $175 million credit agreement. This credit agreement includes a five-year revolving credit facility of $125 million, maturing in January 2003, of which $10 million is a swing line facility to fund short-term financing requirements, and a five-year term loan facility of $50 million which is payable in quarterly installments. This credit agreement is guaranteed by the subsidiaries of the Company and the acquired Hi/LO subsidiaries.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES
  Exhibit 13.1 - Portions of the 1997 Annual Report to Shareholders (continued)




NUMBER OF STOCKHOLDERS

As of December 31, 1997, O'Reilly Automotive, Inc. has approximately 7,500 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

MARKET PRICES AND DIVIDEND INFORMATION

The prices in the table below represent the high and low sales prices for O'Reilly Automotive, Inc. common stock as reported by the Nasdaq Stock Market. The common stock began trading on April 22, 1993. No cash dividends have been declared since 1992, and the Company does not anticipate paying any cash dividends in the foreseeable future.


                                   1997                         1996
                            High           Low           High          Low
                       -------------- -------------- ------------- -------------
First Quarter                 19.063         15.500        17.750        14.375
Second Quarter                19.875         16.875        20.375        17.500
Third Quarter                 26.000         18.875        19.125        17.125
Fourth Quarter                28.000         21.000        18.500        15.500
For The Year                  28.000         15.500        20.375        14.375